TABLE OF CONTENTS

EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PRESS RELEASE
2002 FOURTH QUARTER FINANCIAL SUPPLEMENT
INVESTOR PRESENTATION SLIDES

Table of Contents

EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Full Year
2002

Excluding Interest on Deposits
Income before income taxes	$2,519

Fixed charges:
Interest expense	8,505
One-third of rents, net of income from subleases (a)	293

Total fixed charges	8,798

Less: Equity in undistributed income of affiliates	(85)

Earnings before taxes and fixed charges, excluding capitalized interest	$11,232

Fixed charges, as above	$8,798

Ratio of earnings to fixed charges	1.28

Including Interest on Deposits
Fixed charges, as above	$8,798
Add: Interest on deposits	5,253

Total fixed charges and interest on deposits	$14,051

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$11,232
Add: Interest on deposits	5,253

Total earnings before taxes, fixed charges and interest on deposits	$16,485

Ratio of earnings to fixed charges	1.17

(a)	The proportion deemed representative of the interest factor.